58.com Reports First Quarter 2014 Unaudited Financial Results

BEIJING, May 22, 2014 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•	Total revenues were US$48.2 million in the first quarter of 2014, a 103.3% increase from the same period last year; exceeding guidance of US$43 million to US$45 million.

•	Gross margin was 94.9% compared with 91.8% in the same quarter of 2013.

•	Net income was US$2.3 million, compared with a net loss of US$4.7 million in the same quarter of 2013.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.03. One ADS represents two Class A ordinary shares.

•	Non-GAAP net income[1] was US$3.3 million, compared with non-GAAP net loss of US$4.1 million in the same quarter of 2013.

Shares Outstanding

As of March 31, 2014, the Company had a total of 158,876,693 ordinary shares, equivalent to 79,438,347 ADSs. On April 2, 2014, 58.com completed a follow-on public offering of 6,900,000 ADSs by the Company and certain selling shareholders. The Company issued and sold an aggregate of 2,000,000 ADSs and the selling shareholders sold an aggregate of 4,900,000 ADSs. With the completion of the follow-on public offering, the Company now has a total of 162,876,693 ordinary shares, equivalent to 81,438,347 ADSs issued and outstanding. The Company used weighted average ADSs or ordinary shares to calculate earnings per ADS and earnings per share.

Management Comments

“I am pleased to report another record setting quarter as the positive effects from our strategy continue to gain momentum,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “We achieved triple-digit revenue growth rate compared with first quarter last year. Traffic rebounded quickly following the eight-day Chinese New Year holiday with total monthly unique visitors exceeding 200 million for the first time. While PC traffic continues to grow, 51% of traffic, defined as average monthly page views in the first quarter of 2014, came from our mobile platforms. According to our sources, we have been steadily increasing our lead in traffic over our competitors. With our business focused on basic needs of people and SMEs, we believe we have been largely immune to the softening Chinese economy. While we have established a clear leadership position in China’s multi-category local services market, we are continuing to invest in R&D, marketing and our mobile offerings to maintain an edge over our competitors and to ensure sustainable growth for the long-term.”

[1] Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

“Our financial results continued to improve as we set a new record for quarterly revenues, which exceeded the high end of our earlier guidance for the second consecutive quarter,” said Mr. Hao Zhou, Chief Financial Officer of 58.com. “While total revenues grew 103% compared with same period last year, revenues from our online marketing services continued to grow at a faster pace than our membership revenues resulting in an increase in profitability despite the seasonally heavier spending on branding and marketing efforts during the quarter. We believe this demonstrates the effectiveness of our solid monetization strategy where efficiency increases as our business scales up.”

First Quarter 2014 Financial Results

Revenues

Total revenues were US$48.2 million, representing an increase of 103.3% from US$23.7 million in the same quarter of 2013.

Membership revenues were US$27.5 million, an increase of 85.0% from US$14.9 million in the same quarter of 2013. The increase was primarily driven by the increase in the number of paying merchant members. The number of paying merchant members during the first quarter of 2014 was approximately 441,000, an increase of 77.1% from 249,000 in the same quarter of 2013. Paying merchant members are defined as the quarterly average number of paying merchant members.

Online marketing services revenues were US$20.5 million, an increase of 146.8% from US$8.3 million in the same quarter of 2013. The increase in online marketing services revenues was primarily attributable to the increased traffic and effectiveness of the Company’s online marketing services driven in part by the nationwide launch and rapid growth of its bidding services since the first quarter of 2013 as well as growth seen in the Company’s priority listing services.

Cost of Revenues

Cost of revenues was US$2.4 million, an increase of 24.9% from US$2.0 million during the same quarter of 2013. The year-over-year increase in cost of revenues was primarily driven by the increase in short message service (SMS) costs and bandwidth fees.

Gross Profit and Gross Margin

Gross profit was US$45.8 million, an increase of 110.3% from US$21.8 million during the same quarter of 2013.

Gross margin was 94.9%, compared with 91.8% during the same quarter of 2013.

Operating Expenses

Operating expenses were US$44.1 million, representing an increase of 63.8% from US$26.9 million in the same quarter of 2013.

Sales and marketing expenses in the first quarter of 2014 were US$32.1 million, an increase of 72.7% from US$18.6 million during the same quarter in 2013. Within sales and marketing expenses, advertising expenses accounted for US$12.6 million and US$5.8 million during the first quarter of 2014 and 2013, respectively. The increase in advertising expenses was primarily due to expenses associated with the marketing of the Company’s mobile platforms. Brand and online marketing expenses also increased, but to a lesser degree. The increase in other sales and marketing expenses was primarily driven by increased commissions, salaries and benefits for the Company’s sales and customer service teams.

Research and development expenses during the first quarter of 2014 were US$7.7 million, an increase of 33.7% year-over-year from US$5.8 million in the same quarter of 2013. The increase was primarily due to increased personnel costs as a result of hiring additional research and development personnel for the development of new features and services.

General and administrative expenses in the first quarter of 2014 were US$4.3 million, an increase of 67.8% from US$2.6 million in the same quarter of 2013. The increase was primarily driven by share-based compensation expenses, professional fees and other administrative related expenses. The increase in professional fees such as auditing and legal fees were mainly due to the costs associated with being a public company.

Income from Operations

Income from operations was US$1.7 million in the first quarter of 2014 compared with a loss from operations of US$5.1 million in the same quarter of 2013. Operating margin was 3.5% in the first quarter of 2014, compared with negative 21.7% in the same quarter of 2013.

Non-GAAP income from operations[2] was US$2.7 million in the first quarter of 2014 compared with non-GAAP loss from operations of US$4.6 million in the same quarter of 2013. Non-GAAP operating margin was 5.6% in the first quarter of 2014 compared with non-GAAP operating margin of negative 19.3% in the same quarter of 2013.

Other Income

Other income in the first quarter of 2014 was US$1.0 million, an increase of 105.1% from US$0.5 million in the same quarter of 2013. The increase was primarily due to the increase of interest income and investment income, partly offset by foreign currency exchange loss in the first quarter of 2014.

[1] Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses.

Income Tax Expenses

Income tax expenses were US$0.3 million in the first quarter of 2014, which were calculated using the annual effective tax rate of 13% for 2014 estimated by the Company. The difference between the statutory tax rate of 25% in China and the Company’s annual effective tax rate is mainly attributable to the preferential tax rate of 15% enjoyed by subsidiaries qualified as “high and new technology enterprises”, research and development tax credits and net losses carried forward from prior years.

Net Income

Net income was US$2.3 million in the first quarter of 2014, compared with a net loss of US$4.7 million in the same quarter of 2013. Net margin was 4.8% in the first quarter of 2014, compared with negative 19.7% in the same quarter of 2013.

Non-GAAP net income was US$3.3 million in the first quarter of 2014, compared with non-GAAP net loss of US$4.1 million in the same quarter of 2013. Non-GAAP net margin was 6.9% in the first quarter of 2014, compared with non-GAAP net margin of negative 17.3% in the same quarter of 2013.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.03, compared with basic and diluted loss per ADS attributable to ordinary shareholders of US$0.33 during the same quarter of 2013.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of March 31, 2014 and 2013, the Company had cash, cash equivalents, term deposits and short-term investments of US$321.8 and US$39.2 million, respectively.

Cash Flow

Net cash provided by operating activities was US$18.0 million in the first quarter of 2014, compared with US$4.4 million in the same quarter of 2013.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2014 are expected to be between US$61 million and US$63 million, representing a year-over-year increase of 74% to 79%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income and non-GAAP net margin by excluding share-based compensation expenses from income from operations and net income attributable to the Company’s shareholders, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, May 22, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790

U.S. Toll Free:	+1-877-870-4263

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Daylight Time, May 29, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10045711

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Ms. Chengcheng Zhao

Phone: +86-10-5138-9704

E-mail: zhaochengcheng@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	As of
	December 31, 2013	March 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	60,494	13,922
Term deposits	152,190	188,761
Short-term investments	98,411	119,146
Accounts receivable, net	4,292	5,355
Amounts due from related parties	127	76
Prepayments and other current assets	8,983	11,987
Total current assets	324,497	339,247
Non-current assets:
Property and equipment, net	6,427	6,923
Intangible asset, net	65	61
Long-term prepayments	2,352	1,701
Total non-current assets	8,844	8,685
Total assets	333,341	347,932
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,309	7,867
Deferred revenues	55,099	65,820
Customer advances and deposits	21,369	24,162
Taxes payable	2,264	1,947
Salary and welfare payable	17,962	16,672
Accrued expenses and other current liabilities	8,055	8,056
Total current liabilities	113,058	124,524
Total liabilities	113,058	124,524
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	2	2
Additional paid-in capital	359,276	360,312
Accumulated (deficit)	(138,419)	(136,103)
Accumulated other comprehensive loss	(576)	(803)
Total shareholders’ equity	220,283	223,408
Total liabilities and shareholders’ equity	333,341	347,932

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014

Revenues:
Membership	14,891	26,033	27,548
Online marketing services	8,313	18,913	20,519
Other services	525	334	173
Total revenues	23,729	45,280	48,240
Cost of revenues(1)	1,953	2,074	2,440
Gross profit	21,776	43,206	45,800
Operating expenses(1):
Sales and marketing expenses	18,574	24,248	32,076
Research and development expenses	5,784	6,859	7,733
General and administrative expenses	2,559	4,110	4,293
Total operating expenses	26,917	35,217	44,102
Income/(Loss) from operations	(5,141)	7,989	1,698
Other income/(expenses):
Interest income	19	552	1,451
Investment and other income/(loss), net	395	1,462	1,356
Foreign currency exchange income/(loss), net	30	327	(3,531)
Others, net	26	452	1,688
Income/(Loss) before tax	(4,671)	10,782	2,662
Income tax expenses	—	—	(346)
Net income/(loss)	(4,671)	10,782	2,316
Accretions to preference shares redemption values	(2,648)	(933)	—
Income attributable to preference shareholders	—	(1,469)	—
Net income/(loss) attributable to ordinary shareholders	(7,319)	8,380	2,316
Net income/(loss)	(4,671)	10,782	2,316
Foreign currency translation adjustment, net of nil tax	(77)	(132)	(227)
Comprehensive income/(loss)	(4,748)	10,650	2,089
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	(0.17)	0.07	0.01
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.17)	0.06	0.01
Net income/(loss) per ADS - basic	(0.33)	0.14	0.03
Net income/(loss) per ADS - diluted	(0.33)	0.13	0.03
Weighted average number of ordinary shares used in computing basic earnings per share	44,245,388	121,496,920	158,876,693
Weighted average number of ordinary shares used in computing diluted earnings per share	44,245,388	129,709,221	168,140,508

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	12	2	5
Sales and marketing expenses	109	75	156
Research and development expenses	212	252	372
General and administrative expenses	231	601	498

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, unless otherwise noted)

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014

GAAP income/(loss) from operations	(5,141)	7,989	1,698
Share-based compensation expenses	564	930	1,031
Non-GAAP income/(loss) from operations	(4,577)	8,919	2,729

GAAP net income/(loss)	(4,671)	10,782	2,316
Share-based compensation expenses	564	930	1,031
Non-GAAP net income/(loss)	(4,107)	11,712	3,347

GAAP operating margin	(21.7)%	17.6%	3.5%
Share-based compensation expenses	2.4%	2.1%	2.1%
Non-GAAP operating margin	(19.3)%	19.7%	5.6%

GAAP net margin	(19.7)%	23.8%	4.8%
Share-based compensation expenses	2.4%	2.1%	2.1%
Non-GAAP net margin	(17.3)%	25.9%	6.9%

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